UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  April 13, 2015

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____                    Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: April 13, 2015	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release	Date: April 13, 2015
15-10-TR

Teck Provides Update on Fort Hills Marketing and Logistics

Vancouver, B.C. – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) announced today that it has put in place an important step of its marketing and logistics plan for its 36,000 barrels per day (bpd) share of bitumen production from the Fort Hills oil sands project, securing storage and terminal service capacity.

Teck has reached agreement with Gibson Energy Inc. for the construction of a 500,000 barrel dedicated storage tank at the Gibson terminal in Hardisty, Alberta, a major hub for pipeline transportation throughout North America with connectivity to the Enbridge and Keystone export pipelines as well as area unit train loading facilities.

“This agreement marks a critical step in our ongoing work to develop the marketing and logistics plan for our share of production from Fort Hills,” said Andrew Stonkus, Senior Vice President, Marketing and Sales. “Our focus going forward is on connecting with markets and refineries around the globe that will provide full value for our high quality diluted bitumen product and Canadian oil production in general, such as the world’s largest refining complex on the U.S. Gulf Coast.”

The Fort Hills oil sands project has three limited partners: Teck (20%), Total E&P Canada (39.2%) and Suncor (40.8%), the developer and operator. Fort Hills has an estimated proved plus probable reserve of 3.07 billion barrels of bitumen as of December 31, 2014. The project is scheduled to produce first oil as early as Q4 2017 and achieve 90% of its planned production capacity of 180,000 bpd of bitumen within 12 months. Teck’s share of production is expected to be 36,000 bpd (13 million barrels per year) of bitumen.

As previously announced the Fort Hills partners and Enbridge have entered into long term transportation agreements for the delivery of diluent from Edmonton and blended bitumen to Hardisty.

Cautionary Statement on Forward-Looking Information
This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario).  Forward-looking statements in this news release include Teck’s focus on connecting with markets and refineries that provide full value for our bitumen product and statements regarding Fort Hills production timing and rate.

The forward-looking statements in this news release are based on certain assumptions.  Assumptions regarding connection with markets are based on assumptions that sufficient transportation for Teck’s bitumen product is available at a reasonable cost.  Production timing and rate are based on the approved project development plan and the assumption that the project will be developed and operated in accordance with that plan.  Forward-looking information is subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied in such forward-looking information.  Risks, uncertainties and factors include, among others, unanticipated decline in general economic conditions, lack of transportation infrastructure, unexpected risks in the construction of the project, risk that the development and operation of the Fort Hills project may not occur in the manner currently contemplated and the results of such development may not be as currently anticipated and risks that resource estimates may prove incorrect.

Additional risks relating to the Fort Hills project and the business and operations of Teck are set forth in the company’s continuous disclosure documents filed under Teck’s profile on SEDAR at www.sedar.com.  Teck undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change, except as required by law.  The reader is cautioned not to place undue reliance on forward looking information.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Greg Waller
Vice President, Investor Relations & Strategic Analysis
604.699.4014
greg.waller@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com